NEWS RELEASE
HEI INC
P. O. Box 5000
Victoria, Minnesota 55386 USA
952-443-2500
                                       FILED BY HEI, INC. PURSUANT TO
                                       RULE 425 UNDER THE SECURITIES ACT
                                       OF 1933 AND DEEMED FILED PURSUANT
                                       TO RULES 14A-12 AND 14D-2 OF THE
                                       SECURITIES EXCHANGE ACT OF 1934

                                       COMMISSION FILE NO.: 000-12471
                                       SUBJECT COMPANY:  COLORADO MEDTECH, INC.

HEI INC.
P. O. Box 5000
Victoria, Minnesota 55386 USA
952-443-2500

CONTACTS:                                                 FOR IMMEDIATE RELEASE
           Anthony J. Fant, CEO
           Donald R. Reynolds, President/COO
           Steve E. Tondera, CFO


            HEI POSTS RESULTS FOR FOURTH QUARTER AND FISCAL YEAR 2000

         FOURTH QUARTER EPS IMPROVES TO 9 CENTS VS. A LOSS OF 1 CENT AND
             REVENUE INCREASES 95% OVER THE SAME PERIOD A YEAR AGO.


MINNEAPOLIS, October 13, 2000 -- HEI, Inc. (Nasdaq: HEII, www.heii.com) announced financial results for the company's fourth quarter and fiscal year ended August 31, 2000. Net sales for the fourth quarter of fiscal 2000 were $13,724,000, compared to $7,022,000 for the fourth quarter of the previous year, an increase of 95%. Net sales for fiscal 2000 totaled $42,799,000 compared to $29,089,000 for fiscal 1999, an increase of 47%. Net income for the fourth quarter was $459,000, or 9 cents per share fully diluted, compared to a net loss of $48,000, or 1 cent per share fully diluted, for the same period a year ago. For fiscal year 2000, the company incurred a net loss of $1,155,000, or 24 cents per share, compared to a net income of $393,000, or 8 cents per share, for fiscal 1999. *

"Our strategic growth plan is the right plan as demonstrated by our substantially increased revenue and earnings for the second half of FY2000. We have chosen growth markets that benefit from HEI's technological capabilities and intellectual property. As we said in early FY2000, we expected significant revenue growth in FY2000, and we expected to be profitable in the second half. We delivered with 47% revenue growth for the year, and a return to solid profitability as planned. I expect that every division of HEI will be profitable in fiscal 2001, and our revenue and profit momentum will continue and accelerate," said Anthony Fant, Chairman and Chief Executive Officer.

"This has indeed been an exciting year. In January we opened our High Density Interconnect Division, which has truly changed the way the medical and communications markets are looking at flex substrate technology. Leaders in these markets, are drawn to our technology," said Don Reynolds, President and Chief Operating Officer. "Also, we announced a significant contract for fiber optic alignment. HEI is vertically integrating to become a full service provider of fiber optic components, and we see continued substantial growth in the fiber optic market. We are positioning HEI to participate in that growth through a number of ongoing and future business opportunities," he added.



52154.0003

"HEI has proven, in the second half of fiscal 2000, that it can deliver profit while investing in technology, facilities and expertise to compete successfully in high growth markets. Fiscal year 2001 should be a very good year for HEI as we continue to grow as a technology leader and full service provider," said Steve Tondera, Vice President and Chief Financial Officer.


*Quarterly and fiscal year results for fiscal years 2000 and 1999 include the operations of Cross Technology, Inc., acquired by HEI on March 3, 2000, in a pooling of interest transaction.

THIS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF COLORADO MEDTECH, INC. COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY COLORADO MEDTECH COMMON STOCK WILL ONLY BE MADE PURSUANT TO A PROSPECTUS AND RELATED MATERIALS THAT HEI EXPECTS TO SEND TO COLORADO MEDTECH SHAREHOLDERS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE EFFECTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS MATERIAL ALSO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THOSE MATERIALS, WHICH WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH EXCHANGE OFFER.

IN CONNECTION WITH THE EXCHANGE OFFER DESCRIBED ABOVE, HEI MAY SOLICIT PROXIES FROM ITS SHAREHOLDERS TO APPROVE THE ISSUANCE OF STOCK IN THE EXCHANGE OFFER AND FROM THE SHAREHOLDERS OF COLORADO MEDTECH TO CALL A SPECIAL MEETING AND CAUSE THE ELECTION OF A NEW SLATE OF COLORADO MEDTECH DIRECTORS. THE PARTICIPANTS IN EACH SOLICITATION WILL INCLUDE HEI AND EACH OF THE MEMBERS OF THE HEI BOARD OF DIRECTORS, ANTHONY FANT, ED FINCH, MACK TRAYNOR, STEVE TONDERA AND DAVID ORTLEIB. HEI IS THE BENEFICIAL OWNER OF APPROXIMATELY 9.9% OF THE OUTSTANDING SHARES OF COMMON STOCK OF COLORADO MEDTECH. IN THE EVENT THAT THE EXCHANGE OFFER IS NOT SUCCESSFUL AND HEI SELLS ITS SHARES OF COMMON STOCK OF COLORADO MEDTECH TO AN UNAFFILIATED THIRD PARTY, ANTHONY FANT, HEI'S CHAIRMAN OF THE BOARD, WILL RECEIVE A PORTION OF THE PROCEEDS OF SUCH SALE PURSUANT TO AN AGREEMENT WITH HEI IN WHICH MR. FANT TRANSFERRED HIS COLORADO MEDTECH SHARES TO HEI AT A PURCHASE PRICE AT BELOW MARKET VALUE. HEI EXPECTS TO FILE PROXY STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING SUCH SOLICITATIONS. HEI AND COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THE RESPECTIVE PROXY STATEMENTS, WHEN THEY ARE AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION WITH RESPECT TO ANY SUCH SOLICITATION.

HEI AND COLORADO MEDTECH SHAREHOLDERS WILL BE ABLE TO OBTAIN THE PROSPECTUS, THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THE PROXY STATEMENTS REFERRED TO ABOVE, WHEN FILED BY THE COMPANY WITH THE COMMISSION, FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO BEACON HILL PARTNERS AT (212) 843-8500.

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HEI, Inc., and Cross Technology, Inc., a wholly owned subsidiary of HEI, Inc., specialize in the custom design and manufacture of high performance, ultraminiature microelectronic devices and high-technology products incorporating those devices. HEI and Cross contribute to their customers' competitiveness in the hearing, medical, communications, wireless smart cards, other RF applications, and industrial markets through innovative design solutions and by the application of state-of-the art materials, processes and manufacturing capabilities.
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
Headquarters and Microelectronics Division           PO Box 5000, 1495 Steiger Lake Lane, Victoria, MN 55386
Mexico Division, Customer Service Center             777 East MacArthur Circle, Tucson, AZ 85714
High Density Interconnect Division                   610 South Rockford Drive, Tempe, AZ 85281
Cross Technology, Inc.                               1546 Lake Drive West, Chanhassen, MN 55317

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FORWARD LOOKING INFORMATION

Information in this news release, which is not historical, includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements contained in this press release, including the benefits in FY2001 from the Company's investments, the importance of specific technologies within specific markets, the growth and growth rate of specific markets, and the estimated HEI revenue and profit growth and growth rates, including statements and projections for each division and subsidiary of HEI, are forward looking statements. All of such forward-looking statements involve risks and uncertainties including, without limitation, adverse business or market conditions, the ability of HEI to secure and satisfy customers, the availability and cost of materials from HEI's suppliers, adverse competitive developments, change in or cancellation of customer requirements, and other risks detailed from time to time in HEI's SEC filings.





















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